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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                                RDO EQUIPMENT CO.
                                (Name of Issuer)

                      -------------------------------------

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   749413-10-0
                                 (CUSIP Number)

                              --------------------

                                RONALD D. OFFUTT
                                RDO EQUIPMENT CO.
                           2829 UNIVERSITY DRIVE SOUTH
                                 FARGO, ND 58103
                              TEL.: (701) 239-8730
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                      -------------------------------------

                                 With a copy to:

                              Thomas R. Marek, Esq.
                        Oppenheimer, Wolff & Donnelly LLP
                              Plaza VII, Suite 3300
                             45 South Seventh Street
                        Minneapolis, Minnesota 55402-1609
                              Tel.: (612) 607-7000

                      -------------------------------------

                                DECEMBER 16, 2002
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

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

CUSIP No. 749413 10 0                  13D/A                   Page 2 of 6 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Ronald D. Offutt
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER
                    8,125,884 (includes 7,450,492 shares of Class B Common Stock
  NUMBER OF         which is convertible into 7,450,492 shares of Class A Common
                    Stock)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    8,125,884 (includes 7,450,492 shares of Class B Common Stock
  REPORTING         which is convertible into 7,450,492 shares of Class A Common
                    Stock)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,125,884 (includes 7,450,492 shares of Class B Common Stock which is convertible into 7,450,492 shares of Class A Common Stock)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     63.5%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN
________________________________________________________________________________

                                  SCHEDULE 13D
                                  ------------

         Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), this Amendment No. 2 to Schedule 13D amends and supplements the following filings by Ronald D. Offutt: Amendment No. 2 to
Schedule 13G dated April 1, 2000, Schedule 13D dated December 8, 2000 and Amendment No. 1 to Schedule 13D dated November 15, 2002 (the "Original Statements") with respect to the Class A Common Stock, $.01 par value (the "Class A Common Stock") of RDO Equipment Co. ("RDOE"). Except as set forth below, there are no changes to the information in the Original Statements.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
----------------------------------------------------------

Item 3 of the Original Statements is hereby supplemented in the following manner:

         Mr. Offutt may make the proposed purchase of shares of Class A Common Stock described in Item 4 below using personal funds, funds borrowed from various financing sources, or a combination of such personal and borrowed funds


ITEM 4.  PURPOSE OF TRANSACTION.
--------------------------------

Item 4 of the Original Statements is supplemented in the following manner:

         On December 16, 2002, Mr. Offutt delivered a letter to the Board of Directors of RDOE expressing an interest in acquiring all of the outstanding shares of Class A Common Stock of RDOE, other than shares owned or controlled by Mr. Offutt (the "Proposal"). Mr. Offutt expects to contribute his shares of Class A Common Stock and Class B Common Stock to an entity to be formed solely for purposes of the transaction (the "Acquisition Entity"). If Mr. Offutt decides to pursue the transaction, he would commence a tender offer directly to RDOE's stockholders. The Proposal would be subject to, among other things, a sufficient number of shares of Class A Common Stock being tendered such that, after the offer is completed, and assuming conversion of Mr. Offutt's shares of Class B Common Stock into shares of Class A Common Stock, he would own at least 90% of outstanding shares of Class A Common Stock. In addition, the Proposal would be conditioned on the tender of at least a majority of the shares of Class A Common Stock not affiliated with Mr. Offutt, a condition that he would not waive.

         If the conditions to Mr. Offutt's offer were satisfied and the offer completed, Mr. Offutt would subsequently effect a "short-form" merger of RDOE with the Acquisition Entity (or a wholly owned subsidiary of the Acquisition Entity). In this merger, the remaining RDOE stockholders would receive the same price paid in the tender offer, except for those stockholders who elected to exercise their appraisal rights under Delaware corporate law.

         Mr. Offutt is not asking RDOE to enter into any agreement with respect to his Proposal. He has requested that RDOE's board of directors create an independent special committee to discuss the offering price and terms with him prior to his commencement by him of any offer. It is his expectation that the special committee will engage financial and legal advisors in connection with its role.

         Mr. Offutt stated in his letter that he has not yet finally decided the offering price he is willing to pay for the Company shares he does not own. However, he has indicated that he is currently considering an offer in a range of $5.22 to $5.66 per share.

         Until Mr. Offutt formally commences a tender offer to the RDOE stockholders, he reserves the right, in his sole and absolute discretion, not to proceed with an offer for any reason. Mr. Offutt has informed the board of directors that if he elects to proceed with the Proposal, he intends to formally commence his offer on or about January 20, 2003.

         In the event the Proposal is consummated, it would be expected that shortly thereafter, the registration of RDOE's Class A Common Stock under the 1934 Act would be terminated and would cease to be listed on the New York Stock Exchange ("NYSE"). In addition, it is anticipated that if a transaction were consummated the composition of the board of directors of RDOE would change. However, the Reporting Person is not certain at this time who would serve as members of the board of directors of RDOE after any such transaction.

         On December 16, 2002, RDOE issued a press release in which it confirmed receipt of the Proposal. A copy of this press release is attached hereto as
Exhibit 7.4. A copy of the Proposal is attached hereto as Exhibit 7.5.

         Except as otherwise provided in this Item 4 and other than as to matters that Mr. Offutt, as Chairman of the Board and Chief Executive Officer of RDOE, may consider and discuss with other RDOE officers and board members from time to time, the Reporting Person does not have any present plans or proposals which relate to or would result in:

         o the acquisition by any person of additional securities of RDOE or the disposition of securities of RDOE;

         o an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving RDOE or any of its subsidiaries;

         o a sale or transfer of a material amount of assets of RDOE or any of its subsidiaries;

         o any change in the present Board of Directors or management of RDOE, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

         o any material change in the present capitalization or dividend policy of RDOE

         o any other material change in RDOE's business or corporate structure;

         o changes in RDOE's certificate of incorporation, bylaws or instruments corresponding thereto or other acts which may impede the acquisition of control of RDOE by any person;

         o causing a class of securities of RDOE to be delisted from a national securities exchange or to cease to be authorized to be quoted in the NYSE market;

         o a class of equity securities of RDOE becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or

         o        any action similar to any of those listed above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
---------------------------------------------

Item 5 of the Original Statements is amended in the following manner:

         (a) As of December 16, 2002, Mr. Offutt beneficially owned 675,392 (12.6% of the Class A Common Stock, including 160,000 shares issuable upon exercise of stock options) and 7,450,492 shares (100% of the Class B Common Stock) for an aggregate of 8,125,884 shares (63.5% of the Class A Common Stock and Class B Common Stock on an as converted basis based upon 12,630,300 shares outstanding on November 30, 2002, as reported in RDOE's most recent Form 10-Q filed on December 16, 2002). These shares exclude 12,903 shares of Class A Common Stock owned by Mr. Offutt's spouse as to which shares he disclaims any beneficial ownership.

         (b) Mr. Offutt has sole voting and dispositive power with respect to the 8,125,884 shares of Class A Common Stock owned of record by Mr. Offutt.

         (c)      See the disclosure under Item 5(a) above.

         (d)      Not applicable.

         (e)      Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO
--------------------------------------------------------------------------------
SECURITIES OF THE ISSUER.
------------------------

Item 6 of the Original Statements is supplemented in the following manner:

         As described under "Item 4. Purpose of Transaction," on December 16, 2002, Mr. Offutt presented a proposal to the Board of Directors of RDOE to acquire all of the outstanding shares of RDOE, other than shares owned or controlled by the Reporting Person. If Mr. Offutt decides to pursue the transaction, he would commence a tender offer directly to RDOE's stockholders. The Proposal is subject to, among other things, a sufficient number of shares of Class A Common Stock being tendered such that, after the offer is completed, and assuming conversion of Mr. Offutt's shares of Class B Common Stock into shares of Class A Common Stock, he would own at least 90% of outstanding shares of Class A Common Stock. If the conditions to Mr. Offutt's offer were satisfied and the offer completed, Mr. Offutt would subsequently effect a "short-form" merger of RDOE with the Acquisition Entity (or a wholly owned subsidiary of the Acquisition Entity). Until Mr. Offutt formally commences a tender offer to RDOE's stockholders, he reserves the right not to proceed with an offer for any reason. See "Item 4. Purpose of Transaction" for more detail.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
------------------------------------------

Item 7 of the Original Statements is supplemented in the following manner:

         Exhibit 7.4 Stock Option Agreement dated November 19, 1998 between RDO Equipment Co. and Ronald D. Offutt

         Exhibit 7.5 Stock Option Agreement dated June 4, 2002 between RDO Equipment Co. and Ronald D. Offutt

         Exhibit 7.6  Press Release by RDO Equipment Co. dated December 16, 2002

         Exhibit 7.7 Proposal letter dated December 16, 2002 from Ronald D. Offutt to the Board of Directors of RDO Equipment Co.


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: December 17, 2002.                              /s/ Ronald D. Offutt
                                                       -------------------------
                                                       Ronald D. Offutt

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT NO.                                   DESCRIPTION                            METHOD OF FILING
-----------                                   -----------                            ----------------

         7.1      Stock Option Agreement, dated February 1, 1994, between Ronald
                  D. Offutt and Allan F. Knoll, as amended......................     Incorporated by reference to Exhibit 7.1
                                                                                     contained in Mr. Offutt's Schedule 13D filed
                                                                                     with the Securities and Exchange Commission on
                                                                                     December 18, 2000 (File No. 005-50427)

         7.2      Stock Option  Agreement, dated February 1, 1994, between
                  Ronald D. Offutt and Paul T. Horn, as amended.................     Incorporated by reference to Exhibit 7.2
                                                                                     contained in Mr. Offutt's Schedule 13D filed
                                                                                     with the Securities and Exchange Commission on
                                                                                     December 18, 2000 (File No. 005-50427)

         7.3      Addendum  to Stock  Option  Agreement,  dated  November 1,
                  2002, between Ronald D. Offutt and Paul T. Horn...............     Incorporated by reference to Exhibit 7.3
                                                                                     contained in Mr. Offutt's Amendment No. 1 to
                                                                                     Schedule 13D filed with the Securities and
                                                                                     Exchange Commission on November 19, 2002 (File
                                                                                     No. 005-50427).

         7.4      Stock  Option  Agreement  dated  November 19, 1998 between
                  RDO Equipment Co. and Ronald D. Offutt........................     Filed herewith electronically.

         7.5      Stock  Option  Agreement  dated June 4, 2002  between  RDO
                  Equipment Co. and Ronald D. Offutt............................     Filed herewith electronically.

         7.6      Press Release by RDO Equipment Co. dated December 16, 2002....     Filed herewith electronically.

         7.7      Proposal  letter  dated  December  16, 2002 from Ronald D.
                  Offutt to the Board of Directors of RDO Equipment Co..........     Filed herewith electronically.

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